Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

January 16, 2025

VIA EDGAR

Ms. Kate Tillan
Mr. Mark Brunhofer
Ms. Sonia Bednarowski
Mr. J. Nolan McWilliams

Office of Crypto Assets
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364) Response to the Staff’s Comments on Amendment No. 2 to Registration Statement on Form F-4 Filed December 26, 2024 File No. 333-283635

Dear Ms. Tillan, Mr. Brunhofer. Ms. Bednarowski and Mr. McWilliams:

On behalf of our client, Webull Corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 10, 2025 on the Company’s Amendment No. 2 to Registration Statement on Form F-4 filed on December 26, 2024 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Statements about the Company or otherwise regarding actions or acknowledgments of the Company are based on representations from the Company.

Concurrently with the submission of this letter, the Company is filing its Amendment No. 3 to Registration Statement on Form F-4 (the “Revised Registration Statement”) via EDGAR with the Commission for review. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Registration Statement.

Austin    Bay Area    Beijing    Boston    Brussels    Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Miami    Munich    Paris
   Riyadh    Salt Lake City    Shanghai    Washington, D.C.

Division of Corporation Finance

Securities and Exchange Commission

January 16, 2025

Amendment No. 2 to Registration Statement on Form F-4

General

1.	We note your response to prior comment 1 as well as your responses to related comments in prior comment letters. Please confirm your understanding in writing that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, or any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in with respect to your fractional bond program.

The Company hereby respectfully confirms its understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s responses, or any conclusions the Company has made, positions the Company has taken, or practices the Company has engaged in or may engage in with respect to the Company’s fractional bond program.

2.	Please provide us with copies of any correspondence that Webull Financial LLC submits in response to the letter dated November 25, 2024 from the House Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party.

Substantially concurrently with the submission of this response letter, the Company has provided the Staff, on a confidential basis under separate cover, a copy of the correspondence that Webull Financial LLC has submitted to the House Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party (the “Select Committee”) in response to the letter dated December 5, 2024 from the Select Committee.

Summary of the Proxy Statement/Prospectus
Corporate History and Structure of Webull, page 1

3.	Please disclose here your recent restructuring initiatives, including the establishment of a VIE structure in April 2021, subsequent elimination of the VIE structure completed in August 2022, and the July 2023 spin of Webull Pay LLC, and discuss the reasons for each. Balance this section by summarizing the risks you are subject to from your historical operations and include a cross-reference to the relevant risk factor discussion.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 188 and 189 of the Revised Registration Statement.

Division of Corporation Finance

Securities and Exchange Commission

January 16, 2025

Corporate History and Structure of Webull, page 1

4.	You disclose potential dilution from the issuance of up to 44,400,984 Webull Ordinary Shares reserved for issuance under the 2021 Global Share Incentive Plan of Webull, which after applying the current Share Subdivision Factor of 3.3593 represents approximately 13,217,332 pre-transaction ordinary shares of Webull. In your draft registration statement submitted August 28, 2024, you disclosed on page 14 this amount as 80,756,743 Webull Ordinary Shares, which after applying the then-current Share Subdivision Factor of 5.4732 represented approximately 14,754,941 pre-transaction ordinary shares of Webull. Please address the following:

●	Tell us why the pre-transaction historical ordinary shares of Webull associated with the 2021 Global Share Incentive Plan declined 1,537,609 shares from the draft registration statement submitted on August 28, 2024, and, to the extent applicable, tell us where you explained this difference in your filing. In this regard, based on the disclosures in Note 9 of your September 30, 2024 interim financial statements compared to your March 31, 2024 interim financial statements in your last draft registration statement, it appears that you granted only 60,500 awards (10,500 stock options and 50,000 restricted stock units) during the second and third quarters of 2024, and we note no disclosure of additional awards in your subsequent events in Note 18 on page F-82.

●	To the extent you granted additional awards after September 30, 2024, tell us:

o	The quantity and type of awards;

o	When you issued those awards;

o	The strike price, vesting provisions and other relevant terms of those awards;

o	How you valued those awards and the value assigned thereto;

o	The value of ordinary shares used to calculate the value of the awards; and

o	How the value of ordinary shares relates to the latest value provided in your June 14, 2024 response to comment 15 from our May 31, 2024 letter, and explain the drivers for the change in value of your ordinary shares.

The Company respectfully informs the Staff that subsequent to the draft registration statement submitted on August 28, 2024, Webull and SKGR amended the Business Combination Agreement, the Company decided to amend its 2021 Global Share Incentive Plan (the “Plan”) prior to the Closing so that the amount of Webull Class A Ordinary Shares potentially issuable will decrease by 1,537,804 (representing the entire difference noted by the Staff), prior to the application of the Share Subdivision Factor. After the Closing, the Plan will have a share reserve balance of 44,440,984.

Division of Corporation Finance

Securities and Exchange Commission

January 16, 2025

The Company also respectfully informs the Staff that in response to the Staff’s comment, the Company has (i) added disclosure on pages 14 and 15 of the Revised Registration Statement that the amount of Webull Class A Ordinary Shares reserved for issuance under the Plan reflects the amendment of the Plan and (ii) added a cross-reference on pages 14 and 15 of the Revised Registration Statement to the section titled “Other Related Events or Agreements in Connection with the Business Combination — Amendment of 2021 Global Share Incentive Plan of Webull” on page 230 of the Registration Statement that discusses the effects of the amendment of the Plan on the amount of Webull Class A Ordinary Shares reserved for issuance under the Plan.

Our business depends on our strong brand, page 39

5.	Please clarify that each of the referenced letters makes allegations specifically with respect to the People’s Republic of China and that the December 5, 2024 letter was delivered by the House Select Committee on Strategic Competition Between the United States and the Chinese Communist Party. Also disclose that the House Select Committee requested information from Webull Financial and briefly summarize the nature of the information requested. Similarly revise the risk factor on page 66.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 39 and 40 of the Revised Registration Statement as a new risk factor to specifically disclose risks relating to U.S. government action against companies with connections to China. As a result, the Company has removed the relevant language in the risk factors on pages 39 and 66 of the Registration Statement.

We may be involved in regulatory investigations, page 42

6.	Please disclose the administrative proceeding and cease-and-desist order concerning Webull Financial and briefly describe the nature of the allegations and sanctions. Refer to Exchange Act Rel. No. 101707 (Nov. 22, 2024).

In response to the Staff’s comment, the Company has added the requested disclosure on page 44 of the Revised Registration Statement.

Division of Corporation Finance

Securities and Exchange Commission

January 16, 2025

Risks Relating to SKGR and the Business Combination, page 63

7.	Please add a risk factor describing the risk that the business combination may be subject to regulations and review by the Committee on Foreign Investment in the United States (CFIUS). We note the disclosure in SKGR’s Form 10-K for the fiscal year ended December 31, 2023 and Definitive Proxy Statement on Schedule 14A filed September 3, 2024.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 65 and 66 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 223

8.	On page 118 and elsewhere, you disclose the issuance of 20,000,000 Incentive Warrants to Webull’s later round investors. Please tell us your intended accounting for these warrants and explain why you do not appear to include them in your pro forma financial statements. In this regard, although you disclose on page 13 and elsewhere that these warrants are expected to have zero initial cash value, they have economic value. In your response, specifically tell us whether these warrants represent the issuance of a dividend. Reference for us the authoritative literature you rely upon to support your position.

Incentive Warrants Classification

The Company respectfully informs the Staff that the Incentive Warrants to be issued to certain of the existing Webull preferred shareholders at the Closing are identical in form to the Incentive Warrants that are to be issued to non-redeeming SKGR Shareholders at the Closing. Based upon the Company’s preliminary accounting assessment, as disclosed on page 228 of the Revised Registration Statement, the Company believes that the Incentive Warrants will qualify for equity accounting treatment. The Company further respectfully informs the Staff that in response to the Staff’s comment, the Company has revised footnote “V” in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information on page 241 of the Revised Registration Statement to disclose the Company’s accounting for the dividend in the Unaudited Pro Forma Condensed Combined Balance Sheet.

Dividend Accounting

As disclosed in the Company’s registration statement filed on December 5, 2024, the Company and SKGR amended the Business Combination Agreement. A significant change to the terms of the Business Combination reflected in the amended Business Combination Agreement was the decreased transaction value from $7.7 billion to $5.0 billion. In light of the decreased valuation, the Company proposed to issue approximately 42.7 million incentive shares (as further discussed below in the Company’s response to the Staff’s comment number 9) and 20 million Incentive Warrants to certain existing Webull preferred shareholders at the Closing consistent with the provision within the Shareholders’ Agreement, which establishes expected return thresholds for certain preferred shareholders.

Division of Corporation Finance

Securities and Exchange Commission

January 16, 2025

The Company acknowledges the Staff’s comment that the Incentive Warrants to be issued have economic value. While the proposed issuance of Incentive Warrants (the “Warrant Issuance”) represents a return to such Webull preferred shareholders, the Warrant Issuance does not meet the definition of “stock dividend” and is not within the scope of ASC 505-20 as the Warrant Issuance involves shares of a different class. However, the Company has determined that the Warrant Issuance meets the general definition of a dividend because the substance of such distribution is a return to the Webull preferred shareholders and the number of Incentive Warrants to be distributed was objectively determined based on a consistent approach including consideration of the shareholders’ respective investments in the Company. Accordingly, the Company will record the dividend at fair value upon consummation of the Business Combination.

The Company is expected to be in an accumulated deficit position at the Closing; and, therefore, the dividend will be recorded as a reduction of additional paid-in capital, offset by the economic value of the Incentive Warrants recorded as an increase to additional paid-in capital. The Company has analogized to SAB Topic 3.C for recording the dividend against additional paid-in capital.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2023, page 234

9.	In footnote (4) to the table at the bottom of page 235 you indicate that shares outstanding after the proposed Business Combination held by existing Webull shareholders includes the issuance of 42,685,593 Webull Class A Ordinary Shares to certain of Webull’s preferred shareholders prior to Closing. Please address the following:

●	Tell us whether these shares were already issued and explain why you have issued or will issue these shares;

●	Tell us whether these shares represent dividends to those holders; and

●	Clarify how you reflected the issuance of these shares in your pro forma financial statements and reference the authoritative literature you rely upon to support your presentation and anticipated accounting.

The Company respectfully informs the Staff that the 42,685,593 Webull Class A Ordinary Shares are incentive shares (the “Incentive Shares”) to be issued to certain Webull preferred shareholders at the Closing. The Company proposed to issue these shares in light of the decreased transaction value, as discussed above.

The Company respectfully advises the Staff that it has determined that the issuance of the Incentive Shares represents a dividend as it is transferring value to the preferred shareholders as a return to such shareholders. The proposed issuance of the Incentive Shares represents a distribution in the form of shares of a different class. Therefore, the Incentive Shares do not meet the definition of “stock dividend” and their issuance is not within the scope of ASC 505-20 as they involve shares of a different class. However, the Company has determined that the issuance of Incentive Shares meets the general definition of a dividend because the substance of such distribution is a return to the Webull preferred shareholders and the number of Incentive Shares to be distributed was objectively determined based on a consistent approach including consideration of the shareholders’ respective investments in the Company. Accordingly, the Company will record the dividend at fair value upon consummation of the Business Combination.

Division of Corporation Finance

Securities and Exchange Commission

January 16, 2025

The Company is expected to be in an accumulated deficit position at the Closing; and, therefore, the dividend will be recorded as a reduction of additional paid-in capital, offset by the fair value of the Webull Class A Ordinary Shares issued that will be recorded as an increase to additional paid-in capital. The Company analogized to SAB Topic 3.C for recording the dividend against additional paid-in capital.

The Company further respectfully informs the Staff that in response to the Staff’s comment, the Company has (i) added the section titled “Other Related Events or Agreements in Connection with the Business Combination — Ordinary Share Incentive Issuance” on page 230 of the Revised Registration Statement to disclose the issuance of the Incentive Shares, (ii) added disclosure to footnote (4) of the table on page 238 of the Revised Registration Statement summarizing the pro forma ownership of Webull Ordinary Shares immediately after the Closing that the issuance of 42,685,593 Webull Class A Ordinary Shares pertains to the Ordinary Share Incentive Issuance, and (iii) revised footnote “W” in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information on page 241 of the Revised Registration Statement to disclose the Company’s accounting for the dividend.

Exhibits

10.	Refer to the consent of WithumSmith+Brown, PC included in Exhibit 23.2. We note that the report of WithumSmith+Brown, PC dated March 29, 2024 is included in Amendment No. 2 of the Form F-4 and not incorporated by reference from a Form 10- K. Accordingly, please request WithumSmith+Brown, PC to modify their consent to clarify whether they are consenting to the use of their report included in Amendment No. 2 of the Form F-4. We note that the current consent refers to their report appearing in “the entity’s” Annual Report on Form 10-K.

In response to the Staff’s comment, WithumSmith+Brown, PC has modified its consent included in Exhibit 23.2 to the Revised Registration Statement.

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Division of Corporation Finance

Securities and Exchange Commission

January 16, 2025

If you have any questions regarding the Company’s responses, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation

Benjamin James, Esq., General Counsel, Webull Corporation

Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation

Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati

Cionie Lopez, Partner, KPMG LLP

Fatema Raza, Partner, WithumSmith+Brown, PC